# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: HARVARD BIOSCIENCE INC, CIK 0001123494
CUSIP: 416906204
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 84 October Hill Road, Holliston, Massachusetts (MA), 01746
Date of event which requires filing of this statement: 12/17/2025
Filed by CIK 0001340831
Persons authorized to receive notices and communications: BroadOak Income Fund, L.P., c/o William Snider, Partner, 4800 Montgomery Lane, Suite 230, Bethesda, Maryland (MD), 20814, 301-358-2692

## Reporting persons
- BroadOak Income Fund, L.P. (CIK 0001994992): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 810,000; sole dispositive power 0; shared dispositive power 810,000; aggregate amount beneficially owned 810,000 (15.34% of the class)
- BroadOak Fund VI, L.P. (CIK 0002066932): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 15,000; sole dispositive power 0; shared dispositive power 15,000; aggregate amount beneficially owned 15,000 (0.33% of the class)
- BroadOak Capital Partners, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 825,000; sole dispositive power 0; shared dispositive power 825,000; aggregate amount beneficially owned 825,000 (15.57% of the class)
- William Snider (CIK 0001340831): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), personal funds (PF); sole voting power 21,000; shared voting power 825,000; sole dispositive power 21,000; shared dispositive power 825,000; aggregate amount beneficially owned 846,000 (15.97% of the class)
  Comment: Note to Rows 7, 9, and 11: Consists of 21,000 shares of Harvard Bioscience, Inc. (the "Issuer") common stock, par value $0.01 per share ("Common Stock") held by William Snider.
  
  Note to Rows 8, 10 and 11: Consists of (i) 60,000 shares of Common Stock issuable upon the exercise of warrants held by BroadOak Income Fund, L.P. ("BroadOak Income Fund"); (ii) 15,000 shares of Common Stock issuable upon the exercise of the warrants held by BroadOak Fund VI, L.P. ("BroadOak Fund VI"); and (iii) 750,000 shares of Common Stock issuable upon the conversion of the convertible loan held by BroadOak Income Fund. BroadOak Capital Partners, LLC ("BroadOak Capital Partners") is the parent of BroadOak Income Fund and BroadOak Fund VI (collectively, the "BroadOak Funds"), and as such may be deemed to share beneficial ownership of the shares of Common Stock underlying the warrants and convertible loan held by the BroadOak Funds. William Snider has sole voting and dispositive power over the shares of common stock underlying the warrants and convertible loan held by the BroadOak Funds, and as such may be deemed to share beneficial ownership of such shares. The number of shares held by the Reporting Persons as disclosed in this filing reflects the 10:1 reverse stock split of the Common Stock effected by the Issuer on March 13, 2026 (the "Stock Split").
  
  Note to Row 13: Based on (i) 4,471,989 shares of Common Stock outstanding as of March 5, 2026, as reported in the Issuer's Form 10-K filed with the U.S. Securities and Exchange Commission (the "SEC") on March 13, 2026, as adjusted to reflect the Stock Split, and (ii) assumes the issuance of shares of Common Stock underlying the warrants and convertible loans held by the BroadOak Funds in the following amounts, as adjusted to reflect the Stock Split: with respect to (A) BroadOak Income Fund, 810,000 shares; (B) BroadOak Fund VI, 15,000 shares; and (C) BroadOak Capital Partners and Mr. Snider, 825,000 shares.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: HARVARD BIOSCIENCE INC
Address of issuer's principal executive offices: 84 October Hill Road, Holliston, Massachusetts (MA), 01746
Comment: This Schedule 13D (the "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Harvard Bioscience, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 84 October Hill Road, Holliston, Massachusetts 01746.

## Item 2. Identity and Background
Name of person filing:
This Statement is being filed on behalf of the following persons (each, a "Reporting Person" and collectively, the "Reporting Persons"): (i) BroadOak Income Fund, L.P., a Delaware limited partnership ("BroadOak Income Fund"); (ii) BroadOak Fund VI, L.P., a Delaware limited partnership ("BroadOak Fund VI"); (iii) BroadOak Capital Partners, LLC, a Delaware limited liability company ("BroadOak Capital Partners"); and (iv) William Snider.

The agreement among the Reporting Persons relating to this joint filing of this Schedule 13D is attached to this Schedule 13D as Exhibit 1.
Residence or business address: The principal business address of each of the Reporting Persons is 4800 Montgomery Lane, Suite 230, Bethesda, Maryland, 20814.
Present principal occupation or employment:
The principal business of each of BroadOak Income Fund and BroadOak Fund VI is serving as an investment vehicle and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. The general partner of BroadOak Income Fund is BroadOak Income Fund GP, LLC. The general partner of BroadOak Fund VI is BroadOak Asset Management, LLC.

The principal business of BroadOak Capital Partners is investing in securities and engaging in all related activities and transactions. BroadOak Capital Partners provides growth capital and advisory services to life sciences companies. The partners of BroadOak Capital Partners are Mr. Snider and Donald Kyle Wilson.

The principal business of Mr. Snider is serving as a partner of BroadOak Capital Partners. Mr. Snider is also manager of BroadOak Income Fund and BroadOak Fund VI and a member of the board of directors of the Issuer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of BroadOak Income Fund and BroadOak Fund VI is a Delaware limited partnership. BroadOak Capital Partners is a Delaware limited liability company. Mr. Snider is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The shares of Common Stock reported herein as beneficially owned by the Reporting Persons were acquired with (i) $12,000,000 in funds from BroadOak Income Fund and (ii) $3,000,000 in funds from Broad Oak Fund VI, in connection with the Loan Agreement as described below. Additionally, Mr. Snider purchased 21,000 shares in open-market transactions with personal funds.

On December 17, 2025, the Issuer, as borrower, entered into a Loan and Security Agreement (the "Loan Agreement") with certain financial institutions party thereto as lenders (the "Lenders"), including but not limited to BroadOak Income Fund and BroadOak Fund VI, and with BroadOak Income Fund as the administrative agent and collateral agent (in such capacity, the "Administrative Agent"). The Loan Agreement provides for the following term loans: (i) a term loan in an aggregate principal amount of $10.0 million (the "Term A Loan"), (ii) a term loan in an aggregate principal amount of $22.5 million (the "Term B Loan") and (iii) a term loan in an aggregate principal amount of $7.5 million (the "Term C Loan" and, together with the Term A Loan and Term B Loan, the "Term Loans"). The Term A Loan and Term B Loan are senior secured obligations maturing on December 17, 2029 (the "Maturity Date"). Commencing December 31, 2027 (the "Amortization Date"), the Issuer is required to make quarterly principal amortization payments on the Term A Loan and Term B Loan. The Amortization Date and Maturity Date may be extended by one year if the Issuer achieves a certain adjusted EBITDA milestone. The Term C Loan is a senior secured convertible term loan maturing on the Maturity Date that is convertible, together with accrued and unpaid interest, into Common Stock at a conversion price of $10.00 per share (as adjusted to reflect the Stock Split) from January 2, 2026 until the maturity of the Term Loans. The conversion right may be exercised at the Lenders' option, or automatically if the share price of the Common Stock exceeds $15.00 per share (as adjusted to reflect the Stock Split) for thirty consecutive trading days. The Term C Loan may not be prepaid by the Issuer prior to maturity, except in the event of a repayment in full of all of the Term Loans or a change of control of the Issuer, in which case the Lenders may elect whether to convert their Term C Loans into Common Stock or to be repaid in full in cash. The proceeds of the Term Loans will be used to repay all obligations under the Issuer's prior credit facility for which Citizens Bank, N.A. served as administrative agent, to pay transaction fees and expenses and for working capital and other general corporate purposes.

The Term Loans will bear interest at a per annum rate equal to the greater of (i) 12.80% from the date of the Loan Agreement through the Loan Agreement's second anniversary, then 12.50% thereafter and (ii) the prime rate detailed in the Loan Agreement plus 5.25%. Interest on the Term Loans is payable in cash in arrears on the last calendar day of each month; however, at the Issuer's option, interest on the Term C Loans may be payable in kind. If any portion of the Term Loans are prepaid prior to maturity, the Issuer will be required to pay a prepayment premium in an amount equal to (a) 3.00% of the principal amount of such prepaid Term Loans if such prepayment occurs on or before the first anniversary of the closing of the transaction, (b) 2.00% of the principal amount of such prepaid Term Loans if such prepayment occurs after the first anniversary but on or prior to the second anniversary of the closing of the transaction, (c) 1.00% of the principal amount of such prepaid Term Loans if such prepayment occurs after the second anniversary but on or prior to the third anniversary of the closing of the transaction and (d) 0.00% thereafter. However, no prepayment premium will be payable with respect to any Term A Loans prepaid before March 31, 2027. Additionally, an exit fee of 10.00% will be payable on any Term Loan amounts that are prepaid or repaid, including at maturity, except that no exit fee will be payable with respect to any Term C Loans that convert into Common Stock.

The Issuer's obligations under the Loan Agreement are required to be guaranteed by certain of the Issuer's domestic subsidiaries. The Issuer's obligations under the Loan Agreement are secured by substantially all of the assets of the Issuer and each guarantor.

The Loan Agreement includes customary affirmative, negative, and financial covenants binding on the Issuer and its subsidiaries, including delivery of financial statements and other reports and maintenance of existence. The negative covenants limit the ability of the Issuer and its subsidiaries, among other things, to incur debt, incur liens, make investments, sell assets and pay dividends on its capital stock. The financial covenants set forth in the Loan Agreement include a minimum liquidity covenant, which will apply at all times, and a minimum Adjusted EBITDA covenant, which will be tested at the end of each fiscal quarter of the Issuer. The Loan Agreement also includes customary events of default.

Pursuant to the Loan Agreement, the Issuer also issued to the Lenders and its participants warrants to purchase 200,000 shares of Common Stock, at an exercise price of $5.00 per share (the "Warrants") (such number of shares and the exercise price as adjusted to reflect the Stock Split). The Warrants have a seven-year term. The Issuer has prepared and filed with the SEC, and the SEC has declared effective, a registration statement covering the resale of all shares issued and issuable upon conversion of the Term C Loan and exercise of the Warrants (the "Registration Statement"). The Lenders also received a customary upfront fee upon closing of the financing.

The Loan Agreement provides the Administrative Agent with the right to nominate one member to the Issuer's board of directors while the Term Loans are outstanding. In connection with this right, the Issuer's board of directors appointed Mr. Snider, a partner of BroadOak Capital Partners and manager of BroadOak Income Fund and BroadOak Fund VI, as a member of the board of directors and the compensation committee of the board of directors, effective December 17, 2025. The Loan Agreement also contemplates that before March 31, 2026, the Issuer will establish a Product, Operations and Scientific Advisory Board that will consist of the Chief Executive Officer of the Issuer, two individuals appointed by the board of directors, and two individuals appointed by the Administrative Agent, to advise the Issuer regarding commercial and application opportunities, product line planning and life cycle management, manufacturing, supply chain and procurement, and opportunities to enhance commercial performance.

The Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, sales pursuant to the Registration Statement, the purchase or sale of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and subject to the Loan Agreement and other applicable agreements or policies.

The number of shares held by the Reporting Persons as disclosed in this filing reflect the Stock Split.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information contained above in Item 1 and Item 3 of this Schedule 13D is incorporated herein by reference. The Reporting Persons acquired the securities of the Issuer in connection with the Loan Agreement.

Mr. Snider serves a member of the board of directors of the Issuer and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Mr. Snider is a partner of BroadOak Capital Partners and manager of BroadOak Income Fund and BroadOak Fund VI. Subject to the Issuer's Insider Trading Policy and other applicable policies, Mr. Snider may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances, and may receive compensation from the Issuer, in the form of cash, equity or otherwise, in connection with his service as a director of the Issuer.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the board of directors of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons. The Reporting Persons may in the future take such actions with respect to the Loan Agreement, financings or refinancings of the Issuer, and their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the board of directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer, the Loan Agreement and the Reporting Persons' investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or changing their intention with respect to any and all matters referred to in Items 3 and 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Number of shares of Common Stock beneficially owned: (i) BroadOak Income Fund, L.P., 810,000 shares; (ii) BroadOak Fund VI, L.P., 15,000 shares; (iii) BroadOak Capital Partners, LLC, 825,000 shares; and (iv) William Snider, 846,000 shares.

Percent of class: (i) BroadOak Income Fund, L.P., 15.34%; (ii) BroadOak Fund VI, L.P., 0.33%; (iii) BroadOak Capital Partners, LLC, 15.57%; and (iv) William Snider, 15.97%.

The percentage ownership was calculated based on (i) 4,471,989 shares of Common Stock outstanding as of March 5, 2026, as reported in the Issuer's Form 10-K filed with the U.S. Securities and Exchange Commission (the "SEC") on March 13, 2026, as adjusted to reflect the Stock Split, and (ii) assumes the issuance of shares of Common Stock underlying the warrants and convertible loans held by the BroadOak Funds in the following amounts, as adjusted to reflect the Stock Split: with respect to (A) BroadOak Income Fund, 810,000 shares; (B) BroadOak Fund VI, 15,000 shares; and (C) BroadOak Capital Partners and Mr. Snider, 825,000 shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares as to which such person has sole power to vote or to direct the vote: (i) BroadOak Income Fund, L.P., 0 shares; (ii) BroadOak Fund VI, L.P., 0 shares; (iii) BroadOak Capital Partners, LLC, 0 shares; and (iv) William Snider, 21,000 shares.

Number of shares as to which such person has shared power to vote or to direct the vote: (i) BroadOak Income Fund, L.P., 810,000 shares; (ii) BroadOak Fund VI, L.P., 15,000 shares; (iii) BroadOak Capital Partners, LLC, 825,000 shares; and (iv) William Snider, 825,000 shares.

Number of shares as to which such person has sole power to dispose or to direct the disposition of: (i) BroadOak Income Fund, L.P., 0 shares; (ii) BroadOak Fund VI, L.P., 0 shares; (iii) BroadOak Capital Partners, LLC, 0 shares; and (iv) William Snider, 21,000 shares.

Number of shares as to which such person has shared power to dispose or to direct the disposition of: (i) BroadOak Income Fund, L.P., 810,000 shares; (ii) BroadOak Fund VI, L.P., 15,000 shares; (iii) BroadOak Capital Partners, LLC, 825,000 shares; and (iv) William Snider, 825,000 shares.
Transactions in the class effected during the past sixty days:
Except as reported in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Common Stock during the past sixty (60) days.

Mr. Snider has purchased an aggregate of 21,000 shares of Common Stock in open market transactions with personal funds. On March 16, 2026, Mr. Snider purchased 15,525 shares at a weighted average price of $4.99. (The shares were purchased in multiple transactions at prices ranging from $4.85 to $5.00). On March 17, 2026, Mr. Snider purchased 8,475 shares at a weighted average price of $4.85. (The shares were purchased in multiple transactions at prices ranging from $4.80 to $4.95). Mr. Snider undertakes to provide the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, specific trade amounts and pricing at which the respective transactions were effected.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information contained above in Item 3 of this Schedule 13D is incorporated herein by reference.

Mr. Snider will be entitled to receive compensation as a director of the Issuer. In such capacity, he may also be granted equity awards with respect to the Common Stock from time to time.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement among BroadOak Income Fund, L.P., BroadOak Fund VI, L.P., BroadOak Capital Partners, LLC, and William Snider, dated March 23, 2026.

Exhibit 99.2 Loan Agreement (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed with the SEC on December 17, 2025). https://www.sec.gov/Archives/edgar/data/1123494/000117184325007972/exh_101.htm

## Signatures
- BroadOak Income Fund, L.P.: /s/ William Snider, William Snider, Manager (03/23/2026)
- BroadOak Fund VI, L.P.: /s/ William Snider, William Snider, Manager (03/23/2026)
- BroadOak Capital Partners, LLC: /s/ William Snider, William Snider, Partner (03/23/2026)
- William Snider: /s/ William Snider, William Snider (03/23/2026)